				Exhibit 12.1
H&R BLOCK
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	2018	2017	2016	2015	2014

Pretax earnings from continuing operations	$668,732	$629,287	$569,479	$742,805	$767,116
Add: Fixed charges	171,342	171,698	145,311	116,977	125,162
Total earnings before income taxes and fixed charges	$840,074	$800,985	$714,790	$859,782	$892,278

Fixed charges:
Interest expense	$89,372	$92,951	$68,962	$45,246	$55,279
Interest on deposits	—	—	179	682	2,109
Interest portion of net rent expense (a)	81,970	78,747	76,170	71,049	67,774
Total fixed charges	$171,342	$171,698	$145,311	$116,977	$125,162

Ratio of earnings to fixed charges
Including interest on deposits	4.9	4.7	4.9	7.4	7.1
Excluding interest on deposits	4.9	4.7	4.9	7.4	7.2

(a) One-third of net rent expense is the portion deemed representative of the interest factor.

Note: In computing the ratio of earnings to fixed charges: (a) earnings have been based on income from continuing operations before income taxes and fixed charges (exclusive of interest capitalized) and (b) fixed charges consist of interest expense and the estimated interest portion of rents. Interest expense on uncertain tax positions has been excluded from fixed charges, as it is included as a component of income taxes in the consolidated financial statements.